EVOLUTION PETROLEUM CORPORATION

1155 Dairy Ashford Road, Suite 425

Houston, Texas 77079

(713) 935-0122

January 26, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Acceleration Request

Evolution Petroleum Corporation

Registration Statement on Form S-3

Filed January 16, 2026

File No. 333-292785

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Evolution Petroleum Corporation (the “Company”) hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Standard Time on January 27, 2026, or as soon as possible thereafter.

The Company requests that we be notified of such effectiveness by a telephone call to David S. Bakst of Mayer Brown LLP at (212) 506-2500 and that such effectiveness also be confirmed in writing.

Very truly yours,
Evolution Petroleum Corporation

By:	/s/ Ryan Stash
	Name:	Ryan Stash
	Title:	Senior Vice President and Chief Financial Officer

cc: David S. Bakst, Mayer Brown LLP